Philips to acquire Brazilian patient monitoring and critical care company Dixtal Biomédica e Tecnologia

Tuesday, May 13, 2008

•	Move further bolsters Philips’ healthcare presence in high-growth emerging markets

•	Dixtal’s economy- to mid-range patient monitoring, anesthesia and ventilation products to broaden Philips’ presence in key ‘critical care’ market

Amsterdam, the Netherlands and São Paulo, Brazil – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced it has reached an agreement to acquire Brazilian-based Dixtal Biomédica e Tecnologia (“Dixtal”). Dixtal is a leading Brazilian manufacturer of in-hospital patient monitoring, anesthesia, ventilation equipment, and ECG (electrocardiogram) as well as other sensors for vital sign measurements. Dixtal will become part of the Patient Monitoring business within Philips’ Healthcare sector, and Philips expects Dixtal’s financial results will be consolidated in this business as of the third quarter of 2008. The terms of the deal were not disclosed.

Today’s announcement marks another step Philips is taking to expand its presence in high-growth healthcare markets in emerging economies, following the company’s earlier announced acquisitions of healthcare companies Shenzhen Goldway Industrial in China and VMI Sistemas Medicos in Brazil. In commenting on the deal, Mr. Daurio Speranzini Júnior, Senior Vice-President of Philips Healthcare Latin America, said: “Emerging markets represent a real opportunity for us to keep growing our healthcare business at Philips. If you just take Latin America, our addressable healthcare market in 2007 was estimated to be valued at approximately EUR 1.2 billion, and growing at twice the rate of developed markets. Acquiring Dixtal will help us further tap into that growth.”

Today’s agreement with Dixtal will also bolster Philips’ presence in the global medical equipment market for ‘critical care’ – that is, the medical equipment used to care for patients experiencing acute and critical illness or injury. Mr. Speranzini Júnior explains: “In the hospital, a key component of critical care is patient monitoring, and Philips already enjoys a leading global position in this market. Acquiring Dixtal will not only extend Philips’ product portfolio to include Dixtal’s mid- to economy-range patient monitoring products, but through this move we’ll gain access to other key components of critical care – Dixtal’s anesthesia machines and its invasive ventilation products. So this acquisition complements Philips’ recent move into the non-invasive ventilation business through our acquisition earlier this year of US-based Respironics. And since Dixtal and Philips use the same distribution channels vis-à-vis hospitals for all of our critical care businesses, we can expect significant synergies coming out of this collaboration.”

Founded in 1978, Dixtal is a privately-held healthcare company headquartered in São Paulo, Brazil. Dixtal employs approximately 300 people, mainly in Brazil, of which 60 work in research & development. “At Dixtal, we’re committed to innovation, aesthetics, and product evolution, and our passion to serve people has helped us become a leading medical equipment company in Brazil. Since being founded 30 years ago, we’ve focused on helping hospitals provide the optimum in critical care. We believe that combining our culture and capabilities with those of a world class company like Philips will help us serve society better and expand our presence in Latin America and beyond,” said Albert Holzhacker, President of Dixtal.

Over the last four years, Dixtal has tripled its revenues. Following completion of the acquisition, growth is expected to accelerate further as Philips leverages Dixtal’s strong contacts to local hospitals and distributors, while Dixtal capitalizes on Philips’ global presence for its products. Philips has an extensive presence in critical care through its leading position in the global patient monitoring market, which in 2007 was estimated to be approximately USD 3 billion or approximately EUR 2 billion.

For further information, please contact:

Jayson Otke
Philips Corporate Communications
Tel: +31 20 5977215
Email: jayson.otke@philips.com

Andre Manning
Philips Healthcare
Tel: +1 646 508 454
Email: andre.manning@philips.com

Fábio Lopes
Philips Brazil Corporate Comunications
Tel: +55 11 2125 0463
Email: fabio.lopes@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About Dixtal Biomédica e Tecnologia
Dixtal Biomédica e Tecnologia is a leading Brazilian patient monitoring and critical care equipment manufacturer, with headquarters in São Paulo. Founded in 1978 to develop and implement effective solutions for the healthcare segment, the company today employs approximately 300 people, 60 of them dedicated to research and development. Its complete portfolio includes physiological multiparametric monitors, electrocardiographs, oximeters, capnographs, a clinical management system, among other products.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.